PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME

CHIYODA-KU, TOKYO 100-0011, JAPAN

December 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.
Attention:	Mr. Hugh West
Accounting Branch Chief

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2013

Filed July 22, 2013

File No. 000-54189

Dear Mr. West:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant” or “MUFG”), to confirm the Registrant’s receipt of your letter, dated December 18, 2013, regarding the Registrant’s annual report on Form 20-F referenced above.

The Registrant is currently reviewing and preparing responses to the Commission staff’s comments. However, we respectfully advise you that the Registrant has informed us that the Registrant will not be in a position to respond to the staff’s comments within ten business days, as requested by the staff, given the local year-end and new year holidays and in light of the fact that the Registrant requires additional time to collect sufficient information and perform a thorough analysis. The Registrant expects to be in a position to submit responses to the staff’s comments on or around January 27, 2014, and requests the staff’s understanding and accommodation in this regard.

Please contact the undersigned at tyu@paulweiss.com (phone number +81-3-3597-6306 or fax number +81-3-4496-6202) or Mr. Hiromitsu Watanabe of MUFG at hiromitsu_watanabe@hd.mufg.jp if you have any questions or concerns.

Sincerely,

/s/ Tong Yu

Tong Yu

cc:	Ms. Michelle Miller
U.S. Securities and Exchange Commission

Mr. Nobuyuki Hirano
Mr. Taihei Yuki
Mr. Kazutoshi Ootsuka
Mr. Motoyuki Kajiki
Mitsubishi UFJ Financial Group, Inc.

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